NEUROHACKER

COLLECTIVE

Overview

NHC was founded in 2015 with the mission of creating best in class wellbeing products, employing a novel approach to research and development based on complex systems science.

- This approach focuses on supporting the body's ability to self regulate, rather than overriding regulatory systems with chemicals designed to move a biomarker in a particular direction. This means focusing on whole regulatory pathways and systems, rather than single molecular targets.

- This approach provides improved performance while maintaining (and often improving) homeostatic functioning. Desired upside with limited to no downside.

- The scope of application is very broad. The company began with a focus on psycho-affective products (nootropics, sleep, mood, etc.) but can address a wide range from immune system support to cellular regeneration with equivalently superior performance.



NHC generated its first revenue in April 2016 and has experienced rapid growth in the last 3 years.

- Through a combination of strong revenue growth and operational efficiency, NHC is on track to reach operational break-even in Q2 2019.
- NHC has successfully diversified its business by introducing three new products in 2018 and expanding into Amazon, wholesale and international distribution channels.
- Over 91% of revenues, excluding Amazon and wholesale, is subscription-driven.



Neurohacker Collective - Leadership Team



Jordan Hall
Executive Chairman, Co-founder

While studying at Harvard, Jordan became fascinated by the idea that industries, economies, and societies as a whole can be entirely disrupted by technology delivered in the right way, at the right time. He enacted this philosophy by cofounding DivX in 2000, fundamentally transforming entertainment and video sharing online. Jordan raised over $150M for DivX, then took DivX public with a $800M IPO. He then spent years as a trustee at Santa Fe Institute, examining cutting edge approaches to civilization infrastructure. As Executive Chairman of Neurohacker Collective, he leads the application of complex systems science to neurotechnology, creating tools for people to empower their most capable form.



Daniel Schmachtenberger
Chief Strategy Officer, Co-founder

Daniel is focused on developing processes and technologies for advancing medicine and human optimization. He is particularly focused on personalized medicine, adequate approaches to complex illness, and deepening our knowledge of how the human regulatory systems function, how they break down, and how they can be supported to function with greater resilience.



James Schmachtenberger
CEO, Co-founder

James is a successful serial entrepreneur, with a lifelong focus of using business and innovation to effect large-scale change for the benefit of all. Prior to Neurohacker he created several companies in natural and integrative medicine, worked on legislation to improve prohibitionary laws, created award winning documentaries and founded some of the top companies in the cannabis sector. As CEO of Neurohacker, James supports every department of the organization and leads new business development and organizational culture.



Hakan Lindskog
Chief Operating Officer

Hakan brings 20 years of leadership and P&L management of digital marketing, media, direct marketing and ecommerce companies such as Time Life, Highlights for Children and Matomy Media. With a focus on revenue and profit growth, he oversees Operations, Customer Acquisition, Finance and Legal.

Neurohacker Collective - Leadership Team



Shawn Ramer, PhD
Vice President, Product Development

Shawn is an experienced senior executive with extensive experience in science, healthcare, and information technology. He has a proven record of success leading large organizations and in developing and delivering complex product and services strategies in the pharmaceutical industry, including in his most recent role as Sr. VP at Bristol-Myers Squibb. Shawn's focus at Neurohacker is on the creation, testing, and development of new products.



Mark How
Chief Revenue Officer

Mark is a uniquely seasoned entrepreneurial executive. He drives rapid growth by building business development, corporate development, and leads the sales and marketing team.



Lauren Alexander
Vice President, Marketing

Lauren creates marketing strategies, builds robust revenue models and leads multiple cross-functional teams towards enterprise-wide growth and success. She specializes in digital advertising, technology, and profit maximization.



Ben Seeman
Vice President, Wholesale

Ben is a versatile professional with management experience ranging from small start-ups to multi-million dollar companies in food, drug, mass, military, convenience and gas, dollar, club and the direct selling industries.



GK Parish-Philp
Vice President, Technology

GK is a full-stack web developer, iOS and Android mobile application developer, and product manager who loves creating great products.

Collaboration with an International Community of Doctors, Scientists and Practitioners



Zak Stein, EdD

Chair of Education Program, Meridian University
Ed.D. Human Development and Education, Harvard University



Heather Sandison, ND

Naturopathic Doctor, North County Natural Medicine, Baster University



Lindsay Briner

Research Scientist, The Transformative Technology Lab
Neurophenomenology & Consciousness



Dan Pardi

CEO HumanOS & Researcher at Behavioral Sciences Department at Stanford



Scott Barry Kaufman, PhD

Psychologist, Author, and Speaker



Nafysa Parpia, ND

Gordon Medical Associates



Dan Stickler, MD

Medical Director, Neurohacker Collective
Co-founder, Apeiron Center for Human Potential
Co-founder, Apeiron Academy



Sara Adães, PhD

Human Development & University of Porto Faculty of Medicine Neurobiology



Michael Mannino

Neuroscientist at Center for Complex Systems and Brain Sciences at Florida Atlantic University



Jeffrey Becker, MD

Neuropsychiatry and Functional Medicine



Hyla Cass, MD

Physician
Psychologist
Published Author



Gregory Kelly, ND

Lead Product Formulator

Formulation Process

Approach
- Whole complex-system approach (not reductionist)
- Regulation based (balance, not a "more is better")
- Employ synergies of molecules (not single "magic bullet")



Testing & Feedback
- 1000 + pool of testers
- Subjective & objective data
- Formal Trials (eventually)
- Quantified Self (in development)

Define Target Outcome
- Wellness
- Optimization
- Resilience
- Subjective
- Objective

Structured Review of Literature
- Pathways & interactions
- Ingredients
- Whole system approach

Formulation
- Hypothesis creation
- Factor primary and secondary mechanisms, synergies, interactions, etc.
- Best in class ingredients from all categories

Analysis & Iteration
- Effects
- Tolerability
- Dosing and dosing schedule

Multi-disciplinary diverse scientific team
- PHD's in neuroscience, chemistry, pharmacology, etc.
- ND's and MD's
- Supplement, pharmaceutical, & medical backgrounds

Press and Influencers

Inc.

"If the challenges of your organization are overwhelming your brain, then check out Neurohacker Collective..."

The Street

"Just as Netflix brought the movie theater to the living room, Neurohacker Collective is bringing the centerpiece of life to a higher standard with a citizen science community untethered from the bureaucracy of the old-guard health industry. "

BuzzFeed NEWS

"Nootropics, Smart Drugs, Cognitive Enhancers, or BioHacking, all these terms seem nebulous and full of mystery. But, what are these supplements? How are they changing our humanity? The Neurohacker Collective has some answers."

HUFFPOST

"Neurohacker Collective is both highly effective in different domains and forward thinking. Between the leadership and scientific expertise, this is grounded in revolutionary ideas and their methods of operating the business reflect as much."

THE WALL STREET JOURNAL.

"Now a new generation of entrepreneurs want to hack the brain and body, improving everyday performance through nutritional supplements called nootropics. Nootropics are designed to heighten productivity, memory, mental function, and overall physical energy..."

KEY INFLUENCERS:

Dr. Daniel Stickler
from the Apeiron Center for Human Potential

APEIRON

Andrew Huberman
Neurobiology Professor at Stanford University School of Medicine

Stanford University

Jon Wilkins, Ph.D
from Harvard University, professor at Santa Fe Institute, President Ronin Institute

HARVARD UNIVERSITY · RONIN INSTITUTE · SANTA FE INSTITUTE

Zachary Stein Ed.D
from Harvard University,
Chair Education program Meridian University

HARVARD UNIVERSITY · MERIDIAN UNIVERSITY Education that Transforms

Jason Silva - Storyteller,
Futurist, Keynote Speaker -
Host of BrainGames & Shots of Awe

BRAIN GAMES NATIONAL GEOGRAPHIC CHANNEL

Early Customer Reception on First Two Products is Strong


QUALIA
FOCUS
NEUROHACKER
COLLECTIVE

Qualia Focus


5.0
4.87

★★★★★

- "Great product, I highly recommend it. I have experienced mind clarity and an increase in my internal drive." Andrie P.
- "This product has been a god-send for me and has helped me to get back work and enjoy my job." Kristee R
- "Focus works. And is more affordable." Wayne M
- "The focus and clarity is noticeable." Sue. L.

n = 182 Note: product launched Sept 2016


QUALIA
MIND
NEUROHACKER
COLLECTIVE

Qualia Mind


5.0
4.74

★★★★★

- "Stress level was at a 10+ now it's at a 0."
- "Day four, and I'm blown away with the clarity, and drive that I have. The added bonus is the calmness during a stressful situation. Amazing"
- "It's like your brain expanding three inches in diameter. feeling EXTREMELY motivated and passionate about everything"

n = 27. Note: product launched March 2018

Pilot Study of Qualia Original (May 2017)

9 Participants
- Not currently taking Nootropics or Psychiatric Medication
- Non-Blinded
- Non-controlled
- Qualia Original

32 lead qEEG
- Pre-Qualia
- 4 hours post initial dose
- 30 days of taking Qualia

Decreases in the upper band of Beta which are commonly associated with **reduced anxiety and general improvement in mood function**.

Increases in the Beta 1 band, typically indicative of improved perfusion and **more efficient cognitive function**

Decreases in the lower bands of the EEG (Delta , Theta and Alpha) and increases in the beta bands which are typically associated with **increased attention and cognitive efficiency**

PRE-QUALIA

POST-QUALIA


9 Hz
10 Hz
-3 -2 -1 0 1 2 3
9 Hz
10 Hz
-3 -2 -1 0 1 2 3

Psychophysiologic Stress Profile
- Pre-Qualia
- Repeat after 30 Days on Qualia

Objective and Subjective improvements in Stress responses

CNS Vital Signs Pre- and Post-

Cognitive Testing (30d)
- **Neurocognitive Index** – 14% improvement
- **Composite Memory** – 25% improvement
- **Verbal memory** – 17% improvement
- **Visual memory** – 26% improvement
- **Executive function** – 13% improvement
- **Attention** – 11% improvement

Capnography Pre- and Post-

Improved respiratory rate & capnography

Research conducted May 2017 by Dr. D. Stickler, Apeiron Center, Asheville, NC

Preliminary data from cognitive testing of Qualia Mind customers (April-June 2018)

23 Participants (April-June 2018)
Open-label
Tests completed prior to taking Qualia Mind, after first dose, and after 5 days on Qualia Mind.

Cambridge Brain Sciences is the leading online platform for cognitive assessment with one of the largest secure cognitive databases

- Hundreds of thousands of people
- Tests completed more than 8 million times
- Used in 300+ peer-reviewed academic papers.

Core Cognitive Area	Verbal Ability & Cognition			Reasoning & Memory		
Outcome Measure	**Verbal Reasoning**	**Verbal Short-Term Memory**	**Concentrate / Avoid Distraction**	**Visual Representation**	**Planning**	**Episodic Memory**
Average Score Increase (%)	16.9%	13.3%	85.4%	31.1%	37.2%	10.2%
Expected Learning Effect (%)	2.2%	1.3%	4.9%	5.4%	3.8%	-0.4%
Outcome Description	Ability to quickly understand and make valid conclusions about verbal concepts	Ability to temporarily store information in a specific order in short-term	Ability to concentrate on relevant information despite distracting	Ability to efficiently manipulate mental representations of objects	Ability to act with forethought and sequence behavior to reach specific goals	Ability to remember and recall specific events, paired with the context they occurred

Changes in Cambridge Brain Sciences (cambridgebrainsciences.com) testing scores after 5 days of **Mind** in 23 subjects. Score increases have $p \leq 0.05$.
Expected learning effect is the amount of change in scores because of repeated testing based on Cambridge Brain Sciences historical data.

CAMBRIDGE BRAIN SCIENCES

Intense Investment Activity

Nutraceutical Companies have attracted significant investment activity as health and wellness focus goes mainstream

Global Nutraceuticals Market


(BILLIONS $USD)
$600
$250
$272
$578
CAGR 8.8%
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025

Source: Grand View Research

Selected Nutraceutical Investment Activity

Company	Focus	Raised	Select Investors
Metagenics	Nutraceuticals, Medical foods	$28M	Unknown
Elysium Health	Supplements based on advances in science and technology	$31M	General Catalyst Sound Capital Silicon Valley Bank
KIND	Health and Wellness foods	Strategic Investment	Mars
EAS	Specialized Nutrition	$320M	Acquired by Abbott Laboratories
NutraNext	Dietary Supplements	$700M	Acquired by Clorox
Amplify Snack Brands	Better for you snacks	$1.6B	Acquired by Hershey

Revenue Growth

Neurohacker has achieved significant revenue growth using only its seed capital. The operating margin has improved steadily as a result of subscription revenue growth and the company is ready to scale more rapidly.



(MILLIONS $USD)
2016
2017
2018
100%
.60
-.89
-148.9%
4.93
-1.98
-40.1%
6.62
-.64
-9.6%
Operating Margin

Introducing Eternus

Cell Energy for Better Aging

If you are like most you will be living longer than any other generation, but will you be thriving in your extra years? Our new product, Eternus, is specifically designed to combat the aging process in the most comprehensive way ever developed from a supplement product. Eternus uniquely upregulates NAD+ and ATP while supporting dozens of other processes and pathways within the body. More cell energy leads to sounder sleep, increased productivity, better workouts, more capacity to handle stress, enhanced cognitive performance, and an overall whole-system upgrade.


ETERNUS
SUPPORTS CELL ENERGY FOR BETTER AGING
DIETARY SUPPLEMENT
160 CAPSULES
NEUROHACKER
COLLECTIVE
ETERNUS
SUPPORTS CELL ENERGY FOR BETTER AGING
NEUROHACKER
COLLECTIVE
neurohacker.com

The Qualia Line: New Products in Development


QUALIA
SLEEP
A DIETARY SUPPLEMENT
132 CAPSULES
NEUROHACKER
COLLECTIVE
QUALIA
RELAX
A DIETARY SUPPLEMENT
132 CAPSULES
NEUROHACKER
COLLECTIVE
QUALIA
PAIN
A DIETARY SUPPLEMENT
132 CAPSULES
NEUROHACKER
COLLECTIVE

Product Roadmap


Qualia Sports
Qualia Mind
(stimulant free)
Qualia Focus
Qualia Shots
Neurolipid
Sleep
Other Neuro Line Products
2H2018
2019
2020+
Eternus
Other Life Extension /
Foundational Health Products
Sports / Performance
Aesthetics
Gender Specific
Condition Specific
Functional Foods

Subscription Revenue

Neurohacker's subscription revenue continues to steadily increase while CAC remains steady and returns are modest, despite a generous 100 day refund offer.



Percentage of Revenue from Subscriptions
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
43.10%
64.30%
84.40%
2016
2017
2018



Refunds as % of Revenue
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
5.21%
6.32%
6.76%
2016
2017
2018



Customer Acquisition Cost
$100
90
80
70
60
50
40
30
20
10
$30.20
$87.01
$81.06
2016
2017
2018

Wholesale Business

In 2018 we made investments in our staff and infrastructure to expand our wholesale market. Now, in addition to our website, **Qualia is available with the retailers below:**

natural partners™ | Fullscript™

PHARMACA

NEXT | HEALTH

LUCKY VITAMIN

evitamins®

EVE

ECO CHIC

